CAVITATION TECHNOLOGIES, INC.

10019 Canoga Avenue

Chatsworth, California 91311

January 24, 2017

VIA EDGAR

United States Securities
and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Lyn Shenk,

Re:	Cavitation Technologies, Inc.

Form 10-K for Fiscal Year Ended June 30, 2016

Filed on October 13, 2016

File No. 000-53239

Dear Sirs:

Thank you for your January 12, 2017 letter regarding Cavitation Technologies, Inc. (“Cavitation”). In order to assist you in your review of Cavitation’s Amendment No. 2 to Form 10K, we hereby submit a letter responding to the comment.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Form 10-K for Fiscal Year Ended June 30, 2016

Item 9A. Controls and Procedures

Report of Management on Internal Controls over Financial Reporting, Page 27

1.	It appears in this section you have repeated the conclusion in regard to the effectiveness of your disclosure controls and procedures. Please amend you filing to provide in this section a conclusion on the effectiveness of your internal control over financial reporting as required by Item 308(a)(3) of Regulation S-K.

Response: We have amended the disclosure as requested.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility. We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings. We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Naum Voloshin
Chief Financial Officer